Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	Year ended December 31,
	2006	2005	2004	2003	2002
Consolidated (loss) earnings	$(19,353)	$(4,772)	$68,732	$48,756	$48,004
Consolidated fixed charges	92,687	76,387	63,431	53,835	57,800

Ratio of consolidated earnings to fixed charges	N/M	N/M	1.1x	N/M	N/M
Deficiency	112,040	81,159	—	5,079	9,796

Calculation of consolidated (loss) earnings:
Consolidated (loss) income from continuing operations before income tax	$(112,040)	$(81,159)	$5,301	$(5,079)	$(9,796)
Consolidated fixed charges	92,687	76,387	63,431	53,835	57,800

Consolidated (loss) earnings	$(19,353)	$(4,772)	$68,732	$48,756	$48,004

Calculation of fixed charges:
Interest expense	$3,983	$3,347	$882	$1,164	$198
Estimated interest component of rent expense	88,131	72,453	62,260	52,396	57,551
Amortization of debt discounts / premium	191	193	—	—	—
Amortization of capitalized deferred finance costs	382	394	289	275	51

Fixed charges	$92,687	$76,387	$63,431	$53,835	$57,800